Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS ASSUMES
MANAGEMENT CONTRACT IN SEATTLE

TORONTO, August 1, 2003 — Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) today assumed management of the Olympic Hotel, located in Seattle bringing Fairmont’s luxury collection to 42 properties in six countries. The hotel will be officially flagged “The Fairmont Olympic Hotel, Seattle” today.

Legacy Hotels Real Estate Investment Trust (“Legacy”) (TSX: LGY.UN) also announced today that it has completed the acquisition of the hotel for a purchase price of approximately US$105 million including closing costs.

About The Fairmont Olympic Hotel

Built in 1924 and located in the heart of Seattle’s fashionable Rainier Square neighborhood, this 450-room property, including 209 suites, blends classic ambience with state-of-the-art amenities. Minutes away from the city’s arts & entertainment districts, the AAA Five Diamond hotel features two restaurants and two lounges, a fully equipped fitness center with indoor pool, high-speed Internet access in all guestrooms and 20,000 square feet of versatile meeting and function space.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Investors:	Media:
Emma Thompson	Laura Fairweather
Executive Director Investor Relations	Executive Director Public Relations
Tel: 416.874.2485	Tel: 416.874.2404
Email: investor@fairmont.com	Email: communications@fairmont.com
Website: www.fairmont.com	Website: www.fairmont.com